PRESS RELEASE

Banro Announces Intention to Proceed with Recapitalization Plan

Toronto, Ontario, March 5, 2018 – Banro Corporation (“Banro” or the “Company”) and its Barbados-based subsidiaries (collectively, the “Companies”) announce that, in connection with the Companies’ restructuring proceedings under the Companies' Creditors Arrangement Act (the “CCAA”), the Companies intend to proceed with the Amended Consolidated Plan of Compromise and Reorganization (the “Recapitalization Plan”).

As previously announced, Banro entered into a Support Agreement (the “Support Agreement”) with certain of its major stakeholders on December 22, 2017 in connection with its filing under the CCAA. The Support Agreement provided that the Companies would proceed to implement the Recapitalization Plan by the end of March or mid-April 2018, in the event that a superior transaction was not identified and implemented under a court-approved sale and investment solicitation process (the “SISP”). No letters of intent were received by the deadline of 12:00 p.m. eastern time on March 2, 2018 as required by the SISP. Accordingly, the SISP has now been terminated and the Companies will proceed with the Recapitalization Plan, the key terms of which are outlined below.

Key Terms of the Recapitalization

As previously announced, the key features of the Recapitalization Plan pursuant to the Support Agreement include: (i) an exchange of certain parity lien debt (including the amounts owing under the US$197.5 million 10.00% secured notes due March 1, 2021, the US$10 million doré loan and the US$20 million gold forward sale agreement relating to production at Banro’s Namoya mine) for all of the equity of restructured Banro (subject to dilution on account of certain equity warrants to be issued as in connection with the Recapitalization Plan); (ii) consensual amendment of priority lien debt and streaming obligations held by Baiyin International Investment Ltd and Gramercy Funds Management LLC or related parties of those entities, including deferrals or partial forgiveness of certain obligations owing thereunder; (iii) a compromise of certain unsecured claims at Banro for nominal consideration; and (iv) a cancellation of all existing equity of Banro and any and all equity related claims. A copy of the Support Agreement (and detailed recapitalization term sheet) can be found on Banro’s SEDAR profile.

All debt and other obligations of Banro within the Democratic Republic of the Congo (the “DRC”) will be unaffected under the Recapitalization Plan and it is expected that Banro’s operations in the DRC will continue in the ordinary course of business and that obligations to DRC lenders, employees and key suppliers of goods and services, both during the CCAA proceedings and after the reorganization is completed, will continue to be met on an ongoing basis.

Key Dates

In accordance with the order authorizing meetings of creditors of the Companies to be held on March 9, 2018 to consider approval of the Recapitalization Plan granted by the Ontario Superior Court of Justice (Commercial List) in the Companies’ CCAA proceedings, a meeting of secured creditors and a meeting of unsecured creditors shall take place at 1:30 p.m. and 1:45 p.m. eastern time on March 9, 2018, respectively, and as described in the Companies’ press release of February 1, 2018. Provided the required creditor approval is obtained, the Companies intend to seek an order (the “Sanction Order”) from the Court sanctioning the Recapitalization Plan at a hearing scheduled for 9:00 a.m. eastern time on March 16, 2018. Should the Sanction Order be granted, the intention is to proceed to implement the Recapitalization Plan by March 31, 2018.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza and Namoya mines, which began commercial production in September 2012 and January 2016 respectively. Banro’s longer-term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometres long Twangiza-Namoya gold belt in the South Kivu and Maniema Provinces of the DRC. All business activities are followed in a socially and environmentally responsible manner.

Cautionary Note Concerning Forward-Looking Statements
This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the CCAA proceedings, the restructuring process, the Company’s liquidity and ability to meet payment obligations and the timing of meeting such payment obligations, the Company’s intentions for the future of its business operations and long-term strategy, and the Company’s commitment to its employees and suppliers) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, the possibility that the Company will be unable to implement the restructuring. In addition, actual results or events could differ materially from current expectations due to instability in the eastern DRC where the Company’s mines are located; political developments in the DRC; uncertainties relating to the availability and costs of financing or other appropriate strategic transactions; uncertainty of estimates of capital and operating costs, production estimates and estimated economic return of the Company’s projects; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated mineral resources and mineral reserves (the Company’s mineral resource and mineral reserve figures are estimates and no assurance can be given that the intended levels of gold will be produced); fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than expected; changes in capital markets; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual report on Form 20-F dated April 2, 2017 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein. The forward-looking statements contained in this press release are expressly qualified by this cautionary note.

For further information, please visit our website at www.banro.com, or contact Investor Relations at:
+1 (416) 366-2221
+1-800-714-7938
info@banro.com.